

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2013

Via E-mail
Paul A. Scoff
Vice President, General Counsel and Secretary
Sprague Resources LP
c/o Sprague Energy Corp.
Two International Drive, Suite 200
Portsmouth, New Hampshire 03801

> **Re:** **Sprague Resources LP**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 22, 2013**
> **File No. 333-175826**

Dear Mr. Scoff:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Non-GAAP Financial Measures, page 22

1. We note the non-GAAP measure adjusted EBITDA includes an adjustment to remove unrealized hedging gains and losses on refined products inventory, natural gas inventory, and natural gas transportation contracts. Please tell us why this non-GAAP measure excludes unrealized hedging gains and losses, but includes realized hedging gains and losses. This comment also applies to your presentation of the non-GAAP measure adjusted gross margin.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 81</u>

<u>Liquidity and Capital Resources, page 101</u>

2.   We note your reference to net working capital of approximately $269.5 million at March 31, 2013. Please show us how this amount has been calculated.

<u>Index to Financial Statements, page F-1</u>

<u>Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-6</u>

3.   Please revise pro forma adjustment 2(b) to explain why the related pro forma adjustment is to the current portion of long-term debt and not to cash and cash equivalents.

4.   Please expand the description of pro forma adjustment 2(c) to clearly explain the assumptions involved with this adjustment. Refer to Rule 11-02(b)(6) of Regulation S-X.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Adorys Velazquez
        Vinson & Elkins LLP